Exhibit 99.1

Medicure Reports Financial Results for Quarter Ended June 30, 2018

WINNIPEG, Aug. 15, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2018.

Quarter Ended June 30, 2018 Highlights:

  Recorded net revenue of $7.8 million during the quarter ended June 30, 2018 compared to $8.1 million for the quarter ended June 30, 2017;
  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended June 30, 2018 was $829,000 compared to adjusted EBITDA of $1.8 million for the quarter ended June 30, 2017; and
  Net income for the quarter ended June 30, 2018 was $1.6 million compared to $1.4 million for the quarter ended June 30, 2017.
  $69.9 million in cash and short-term investments as at June 30, 2018.

Financial Results

Net revenues from AGGRASTAT® for the three months ended June 30, 2018 were $7.2 million compared to $8.1 million for the three months ended June 30, 2017.  Net revenues from AGGRASTAT® for the six months ended June 30, 2018 were $13.3 million compared to $15.1 million for the six months ended June 30, 2017.  Additionally, ZYPITAMAG™ (pitavastatin magnesium), which was launched commercially in May 2018, contributed an additional $606,000 of net revenue for the three and six months ended June 30, 2018.

The Company continues to experience an increase in patient market share and an increase in the number of new hospital customers using AGGRASTAT®, again leading to the highest hospital demand for AGGRASTAT® in the Company's history. Although, there was an increase in use of AGGRASTAT®, the lower net revenue was largely due to increased competitive pricing of generic Integrilin and a stronger Canadian dollar compared to its US counterpart.

Medicure continues to focus on expanding the customer base for AGGRASTAT® and ZYPITAMAG™ and continuing to diversify the Company's revenue base.

Adjusted EBITDA for the three months ended June 30, 2018 was $829,000 compared to $1.8 million for the three months ended June 30, 2017.  Adjusted EBITDA for the six months ended June 30, 2018 was $1.7 million compared to $3.4 million for the six months ended June 30, 2017.

The decrease in adjusted EBITDA for the quarter is the result of:

  lower revenues which were primarily due to lower discounted prices for AGGRASTAT® and a higher Canadian dollar relative to its US counterpart, higher selling, general and administrative costs during the period in relation to the on-going marketing of AGGRASTAT® and the launch of ZYPITAMAG™, higher cost of goods sold due to higher volume of AGGRASTAT® sold during the period, partially offset by;
  lower research and development expenses when compared to the same period in 2017 as a result of timing of expenses relating to the Company's research and development projects.

Net income for the three months ended June 30, 2018 was $1.6 million or $0.10 per share compared to $1.4 million or $0.09 per share for the three months ended June 30, 2017. The net income for the 2017 quarter includes a net loss of $184,000 from discontinued operations relating to the results from the Apicore business, which was divested in 2017. Excluding the loss from discontinued operations, net income for the three months ended June 30, 2018 was consistent with the same period in 2017 and included increases in foreign exchange gains resulting from increased U.S. dollar denominated cash and short-term investment balances, partially offset by lower revenues for the three months ended June 30, 2018.

Net income for the six months ended June 30, 2018 was $3.0 million or $0.19 per share compared to a net loss $3.7 million or $0.24 per share for the six months ended June 30, 2017. The net loss for 2017 includes a net loss of $6.4 million from discontinued operations relating to the results from the Apicore business, which was divested in 2017.  Excluding the loss from discontinued operations, net income for the six months ended June 30, 2018 increased by $232,000 over same period in 2017 primarily due to foreign exchange gains resulting from increased U.S. dollar denominated cash and short-term investment balances, partially offset by lower revenues for the six months ended June 30, 2018.

As at June 30, 2018, the Company had cash and short-term investments totaling $69.9 million compared to $5.3 million as of December 31, 2017.  This consisted of $17.3 million of unrestricted cash and $52.7 million of short-term investments in the form of term deposits with maturities of greater than three months and less than one year. As at June 30, 2018, the Company had working capital of $85.6 million compared to $70.9 million at December 31, 2017. The Company had cash used in operating activities of $2.5 million for the six months ended June 30, 2018 compared to $4.7 million for the six months ended June 30, 2017.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarters ended June 30, 2018 and 2017 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic:  Medicure's Q2 2018 Results

Call date:  Thursday August 16, 2018

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 5781086#

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG™ (pitavastatin magnesium) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, the estimated number of products the Company will be selling in the future, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position (expressed in Canadian dollars) (unaudited)
	June 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$17,266,970	$5,260,480
Short-term investments	52,672,000	-
Accounts receivable	14,885,540	8,588,255
Consideration receivable	-	82,678,366
Inventories	3,076,421	3,075,006
Prepaid expenses	3,020,604	903,914
Holdback receivable	12,856,731	-
Assets held for sale	-	14,052,861
Total current assets	103,778,266	114,558,882
Non-current assets:
Property and equipment	290,431	221,622
Intangible assets	1,777,680	1,756,300
Holdback receivable	-	12,068,773
Deferred tax assets	301,947	326,108
Total non-current assets	2,370,058	14,372,803
Total assets	$106,148,324	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$16,105,672	$10,371,103
Accrued transaction costs	-	22,360,730
Income taxes payable	563,295	2,428,560
Current portion of royalty obligation	1,470,767	1,537,202
Liabilities held for sale	-	6,976,313
Total current liabilities	18,139,734	43,673,908
Non-current liabilities
Royalty obligation	2,903,103	2,911,810
License fee payable	-	501,800
Other long-term liabilities	-	1,135,007
Total non-current liabilities	2,903,103	4,548,617
Total liabilities	21,042,837	48,222,525
Equity:
Share capital	124,475,021	125,733,727
Warrants	1,948,805	1,948,805
Contributed surplus	7,369,513	6,897,266
Accumulated other comprehensive income	2,756,676	673,264
Deficit	(51,444,528)	(54,543,902)
Total equity	85,105,487	80,709,160
Total liabilities and equity	$106,148,324	$128,931,685

Condensed Consolidated Interim Statements of Net Income (loss) and Comprehensive Income (loss) (expressed in Canadian dollars) (unaudited)
	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue, net
Product sales, net	$7,800,379	$8,054,181	$13,864,754	$15,067,577
Cost of goods sold	1,201,634	777,450	1,990,868	1,331,848
Gross Profit	6,598,745	7,276,731	11,873,886	13,735,729

Expenses
Selling, general and administrative	5,047,331	4,091,786	8,978,058	7,613,032
Research and development	1,070,783	1,444,545	1,980,130	2,754,568
	6,118,114	5,536,331	10,958,188	10,367,600
Income before the undernoted	480,631	1,740,400	915,698	3,368,129

Other income:
Revaluation of holdback receivable	83,768	-	167,348	-
	83,768	-	167,348	-

Finance (income) costs:
Finance (income) expense, net	(94,652)	316,575	(18,430)	634,170
Foreign exchange gain, net	(1,022,651)	(268,339)	(2,035,411)	(274,469)
	(1,117,303)	48,236	(2,053,841)	359,701
Net income before taxes	1,681,702	1,692,164	3,136,887	3,008,428
Income tax expense:
Current	(65,004)	(153,027)	(143,120)	(286,282)
Deferred	(21,559)	-	(39,204)	-
Net income before discontinued operations	1,595,139	1,539,137	2,954,563	2,722,146
Net loss from discontinued operations, net of tax	-	(184,132)	-	(6,442,666)
Net income (loss)	1,595,139	1,355,005	2,954,563	(3,720,520)
Translation adjustment, attributable to:
Continuing operations	928,726	92,034	2,083,412	(303,040)
Discontinued operations	-	762,195	-	41,171
Comprehensive income (loss)	2,523,865	2,209,234	5,037,975	(3,982,389)

Earnings per share from continuing operations:
Basic	0.10	0.10	0.19	0.17
Diluted	0.09	0.09	0.17	0.15

Loss per share from discontinued operations:
Basic	-	(0.01)	-	(0.41)
Diluted	-	(0.01)	-	(0.41)

Earnings (loss) per share:
Basic	0.10	0.09	0.19	(0.24)
Diluted	0.09	0.08	0.17	(0.26)

Condensed Consolidated Interim Statements of Cash Flows (expressed in Canadian dollars) (unaudited)
For the six months ended June 30	2018	2017

Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the period	$2,954,563	$2,722,146
Net loss from discontinued operations for the period	-	(6,442,666)
	2,954,563	(3,720,520)
Adjustments for:
Current income tax expense	143,120	286,282
Deferred income tax expense (recovery)	39,204	(1,914,390)
Revaluation of holdback receivable	(167,348)	-
Amortization of property and equipment	47,572	828,834
Amortization of intangible assets	64,556	5,052,446
Share-based compensation	675,200	122,741
Finance (income) expense, net	(18,430)	4,345,807
Unrealized foreign exchange gain	(404,062)	(273,819)
Change in the following:
Accounts receivable	(6,297,285)	(1,528,624)
Inventories	(1,415)	(202,280)
Prepaid expenses	(2,116,690)	(529,862)
Other assets	-	(7,165)
Accounts payable and accrued liabilities	4,821,389	(2,950,658)
Deferred revenue	-	(77,821)
Other long-term liabilities	-	2,409
Interest received (paid), net	471,695	(2,886,666)
Income taxes paid	(2,041,317)	(332,450)
Royalties paid	(712,935)	(922,021)
Cash flows used in operating activities	(2,542,183)	(4,707,757)
Investing activities:
Proceeds from Apicore Sale Transaction, net of tax	65,234,555	-
Acquisition of short-term investments, net	(49,894,400)	-
Acquisition of property and equipment	(116,274)	(846,548)
Acquisition of Class E common shares of Apicore	-	(2,640,725)
Cash flows from (used in) investing activities	15,223,881	(3,487,273)
Financing activities:
Proceeds from exercise of stock options	256,085	242,478
Proceeds from exercise of Apicore stock options	-	421,942
Proceeds from exercise of warrants	-	92,332
Buy-back of common shares	(1,450,972)	-
Repayment of long-term debt	-	(13,211,947)
Decrease in cash in escrow	-	12,809,072
Finance lease payments	-	(79,570)
Proceeds from short-term borrowings	-	106,838
Cash flows (used in) from financing activities	(1,194,887)	381,145
Foreign exchange gain (loss) on cash held in foreign currency	519,679	(650)
Increase (decrease) in cash	12,006,490	(7,814,535)
Cash and cash equivalents, beginning of period	5,260,480	12,266,177
Cash and cash equivalents, end of period	$17,266,970	$4,451,642

View original content:http://www.prnewswire.com/news-releases/medicure-reports-financial-results-for-quarter-ended-june-30-2018-300697895.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/15/c1050.html

%CIK: 0001133519

For further information: please contact: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:30e 15-AUG-18